UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
March 31, 2021
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-03364	                                  September 30,
2018

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2. State Identification Number:

AL             AK             AZ             AR             CA
	CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

Great-West Funds, Inc.
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4. Address of principal executive office (number, street,
city, state, zip code):

8515 East Orchard Road
Greenwood Village, CO 80111
(866) 831-7129
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INDEPENDENT ACCOUNTANTS' REPORT
To the Board of Directors of the Great-West Funds, Inc.:
We have examined management's assertion, included in the
accompanying Management Assertion Regarding Compliance with
Rule 17f-2 Under the Investment Company Act of 1940 that
Great-West Global Bond Fund (the "Fund") of the Great-West
Funds, Inc. complied with the requirements of subsections (b)
and (c) of Rule 17f-2 of the Investment Company Act of 1940
(the "specified requirements") as of September 30, 2018, with respect to securities reflected in the investment account of the Fund. The Fund's management is responsible for its
assertion. Our responsibility is to express an opinion on
management's assertion about the Fund's compliance with the
specified requirements based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified
Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the
specified requirements is fairly stated, in all material
respects. An examination involves performing procedures to
obtain evidence about management's assertion. The nature,
timing, and extent of the procedures selected depend on our
judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is
sufficient and appropriate to provide a reasonable basis for our opinion.
Included among our procedures were the following tests
performed as of September 30, 2018, and with respect to
agreement of security purchases and sales, for the period from
August 27, 2018 (the date the Fund became subject to these requirements) through September 30, 2018:
1.	Confirmation of all securities held by institutions in book-
entry form with The Depository Trust Company, the Federal
Reserve Bank of New York, CRESTCo, or by various foreign sub-
custodians.
2.	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.
3.	Reconciliation of all such securities to the books and records of the Fund and the Bank of New York (the "Custodian").
4.	Agreement of one security purchase and one security sale for the Fund for the period from the books and records of the Fund to subsequent settlement in cash records provided by the Custodian.
Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund of the Great-West Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of September 30, 2018, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Great-West Funds, Inc. and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than these specified parties.

DELOITTE & TOUCHE LLP

Denver, Colorado
January 16, 2019


MANAGEMENT'S ASSERTION REGARDING COMPLIANCE WITH RULE 17F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of Great-West Global Bond Fund (the "Fund") of the Great-West Funds, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of September 30, 2018 and from August 27, 2018 (the date the Fund became subject to these requirements) through September 30, 2018.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2018, and from August 27, 2018 (the date the Fund became subject to these requirements) through September 30, 2018, with respect to securities reflected in the investment accounts of the Fund.

Great-West Funds, Inc.
By:

______________________________
Scott C. Sipple
President and Chief Executive Officer


______________________________
Mary Maiers
Chief Financial Officer and Treasurer



__________________________________________
Ryan Logsdon
Vice President, Counsel & Secretary